EXHIBIT 12

Regions Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(from continuing operations)

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
		(Amounts in millions)
Excluding Interest on Deposits
Income before income taxes	$(113)	$273	$279	$768
Fixed charges excluding preferred stock dividends	207	245	428	522

Income for computation excluding interest on deposits	94	518	707	1,290

Interest expense excluding interest on deposits	190	229	394	491
One-third of rent expense	17	16	34	31
Preferred stock dividends	56	—	107	—

Fixed charges including preferred stock dividends	263	245	535	522

Ratio of earnings to fixed charges, excluding interest on deposits	0.36	2.12	1.32	2.47

Including Interest on Deposits
Income before income taxes	$(113)	$273	$279	$768
Fixed charges excluding preferred stock dividends	537	667	1,124	1,447

Income for computation including interest on deposits	424	940	1,403	2,215

Interest expense including interest on deposits	520	651	1,090	1,416
One-third of rent expense	17	16	34	31
Preferred stock dividends	56	—	107	—

Fixed charges including preferred stock dividends	593	667	1,231	1,447

Ratio of earnings to fixed charges, including interest on deposits	0.72	1.41	1.14	1.53

(1)

For purposes of this computation, the recognized interest related to uncertain tax positions for the three months ended June 30, 2009 and 2008 of approximately $0 and ($1) million, respectively, was excluded.

(2)

For purposes of this computation, the recognized interest related to uncertain tax positions for the six months ended June 30, 2009 and 2008 of approximately $0 and $1 million, respectively, was excluded.